

Mail Stop 4561

March 12, 2007

Jack Pearlstein
Chief Financial Officer
Solera Holdings, LLC
6111 Bollinger Canyon Road, Suite 200
San Ramon, California 94583

> **RE: Solera Holdings, LLC**
> **Registration Statement on Form S-1**
> **File No. 333-140626**
> **Date Filed: February 12, 2007**

Dear Mr. Pearlstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your filing to include updated financial statements and related consents. See Rule 3-12 of Regulation S-X.

2. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

3. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

4. It is not clear when you intend to form the corporation and whether it will be in existence prior to the effective date. As such, please clarify your use of the phrase "prior to the completion of this offering," which is used throughout the prospectus to describe the timeframe for establishing the corporate entity.

5. We note that the registrant's common shares will be issued immediately prior to the completion of the offering and that some of the initial shareholders will be providing the shares for the fulfillment of the over-allotment option. Please advise us as to whether or not the equity holders of the LLC have made an enforceable, final and binding commitment to purchase the shares of common stock they will receive in the reorganization to corporate form. On page 23, we note the reference to "automatic conversion" which suggests that the terms on which the equity interests will be exchanged are fixed in accordance with a formula that varies only as the initial public offering price varies. Please cite us to the provisions of the applicable contractual agreement that binds the parties.

Prospectus Summary

6. You state here and elsewhere in the prospectus that you are "the leading global provider of software and services to the automobile insurance claims processing industry." Please provide support for the claims regarding your industry position. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

7. In light of the significant share of your revenues afforded by international sales, please make such disclosure in your summary. Provide contextual information that will explain the industry conditions or contractual relationships that result in a large proportion of your revenues from sales outside the United States.

Our History, page 3

8. Please expand the text on page 3 to include a materially complete description of

the economic terms of the transaction in which your predecessor was acquired by Solera Holdings, LLC and GTCR. The summary should provide a concise overview of the fundamentals of the leveraged buyout, including how the transaction was financed, an identification of the purchasers in the transaction, their relative interests and the contributions of the investors. Please also provide an overview of the subsequent refinancing and the impact that the refinancing had on the equity and debt funding parties. Ensure that the discussion in the body of the filing provides a materially complete discussion of the purchase transaction and the refinancing, including the roles of the funding parties and that management group at each stage of the transaction, and their relative interests.

9. Please also clearly disclose the dollar amounts that each equity funding party and the management group has provided in exchange for the equity interests in the company they will hold at the time of the offering, and compare the aggregate and per share amounts that they will have paid for those equity interests with the implied value of those shares, using the estimated offering price.

Summary Historical and Pro Forma Financial Data, page 5

10. We note your disclosure that you exclude certain charges from EBITDA because they "do not facilitate an understanding of our operating performance." Please revise your disclosure to explain your basis for this statement. In this regard, it is unclear to us how that disclosure reconciles with page 7 where you indicate that you rely "primarily" on your GAAP results and that you use this measure only "supplementally" to evaluate your results. In addition, revise your disclosure to provide more robust explanations regarding why each item is excluded. For example, it is unclear why you are excluding stock-based compensation considering that this is a form of compensation that you seem to use to motivate employees in a manner not unlike cash compensation.

11. You indicate that presenting EBITDA, as adjusted will help investors assess your compliance with debt covenants. Revise your disclosure to state whether this measure is specifically referred to within your debt arrangements and explain how investors would use this measure to assess your compliance in the context of your registration statement.

12. We note that certain items have been excluded from your GAAP results because you believe that they "may not occur in future periods." This appears to suggest that you consider these items to be non-recurring, infrequent, or unusual. Identify each of these items and explain to us how you have complied with Item 10(e)(1)(ii)(B). In addition, revise your disclosures to clarify these disclosures.

13. We note your disclosure indicating that management uses EBITDA, as adjusted to

compare your performance to other companies with different capital structures. Please explain to us how this is consistent with the disclosure appearing elsewhere which cautions investors that the methods you use to calculate EBITDA, as adjusted may differ from the methods used by other companies. In addition, revise your disclosures to discuss factors that would result in comparability issues. For example, two companies that exclude stock-based compensation may not be comparable if the mix of stock awards and cash compensation differ for each company. In other words, the remaining cash component of compensation could be materially different despite the exclusion of these expenses.

Risk Factors, page 8

"Our software and services rely on information . . . ," page 11

14. This risk factor and your disclosure elsewhere, however, suggest that you directly source some necessary components for your products. Accordingly, please disclose any relationship with a supplier who supplies components that are material to your business. Please file any agreement with such suppliers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Industry and Market Data, page 23

15. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on "industry sources" as referenced on pages 57 and 59, please disclose the name of the industry source or report, the date of the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.

Unaudited Pro Forma Combined Financial Statements, page 28

Notes to Unaudited Pro Forma Combined Financial Statements, page 33

Adjustments Related to the Acquisition, page 33

16. Please explain to us and disclose your basis for adjustment (h). As part of your response, explain why you believe these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-cash and Restructuring Charges, page 41

17. Please consider disclosing the likely effects of management's restructuring plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. The expected effects on future earnings and cash flows resulting from the restructuring plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should clearly identify the income statement line items to be impacted.

Results of Operations, page 41

18. We note that you have long-standing relationships with your many of your largest customers that date back an average of 16 to 17 years. We further note that your software is typically integrated into your customers' systems making it costly and time-consuming for customers to switch to another provider. As a result, a significant portion of your revenue appears to be recurring. Given these characteristics, it appears that volume and pricing of routine transactions with these long-term customers and further penetration through additional services may be key indicators that are necessary to understand and evaluate your company. Please tell us if and how management uses such information and identify any additional key indicators that are used to manage your business. In addition, tell us how you considered providing additional quantitative and qualitative information related to these key indicators. Refer to SEC Release 33-8350, Section III.B.1.

19. On page 8, you indicate that you have lowered prices and it appears that these price changes have affected revenues from one period to the next. Please expand the discussion of your results of operations to discuss the price changes that took place, the amounts of the price changes in quantitative terms, and the impact of the price changes on the fluctuations in revenues

Critical Accounting Policies and Estimates, page 50

20. We note that you used "management's best estimate" to determine the fair values of the unit-related equity instruments issued to employees as compensation. We further note that a third-party valuation specialist assisted in this process, but it is unclear whether you are using the values as determined by that valuation specialist. Clarify for us whether you are using those values and whether you

believe that your valuation is consistent with Level A as described in paragraph 16 of the AICPA Audit and Accounting Practice Aid for Valuation of Privately-Held Company Equity Securities Issued as Compensation (the "Practice Aid"). If your valuation is not consistent with Level A, please provide the disclosures described in paragraph 182 of the Practice Aid. In addition, tell us why you have not provided the specialist's consent as an exhibit to your registration statement in accordance with Rule 436(b) of Regulation C.

21. Please revise your disclosures within this section to provide the disclosures described in paragraphs 179 and 180 of the Practice Aid.

Business, page 55

22. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

23. Please advise us of all the countries in which you operate and do business. In the response letter, include a list of all the countries where you have made sales during the most recent three fiscal years and subsequent period.

Intellectual Property and Licenses, page 65

24. To the extent material, please elaborate, in this section or elsewhere, on the intellectual property and/or technology that you license from third parties as well as others. Please discuss whether the third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Principal And Selling Stockholders, page 99

25. We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

Shares Eligible for Future Sales, page 90

26. Disclose the circumstances under which the managing underwriters may shorten or waive the lock-up periods.

Financial Statements

General

27. Your disclosures indicate that you are treating the Claims Services Group as your predecessor. Please confirm that you will include the required predecessor financial statements of the Claims Services Group, as appropriate, in future periodic reports.

Consolidated Statements of Operations, page F-4

28. We note that you do not appear to report a "cost of revenues" line item within your statements of operations. Please tell us how you have complied with Rule 5-03.2 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

29. We note that your disclosures refer to software in describing your arrangements, but it is unclear to us whether you actually deliver software to your customers or how SOP 97-2 applies to your arrangements, if at all. Please clarify for us how software is utilized by your customers in the context of your typical arrangements and explain how you considered the SOP when determining the appropriate revenue recognition model.

30. We note that you enter into multiple-element arrangements and account for these arrangements under EITF 00-21. We further note that your disclosures are general and do not provide any insight as to how the guidance is applied to your arrangements. Please revise your disclosure to provide more robust disclosures that specifically explain how this guidance is applied to your typical multiple-element arrangements. In addition, please ensure that your disclosures specifically explain when the relevant revenue recognition criteria are met for each material source of revenue.

Note 11. Redeemable Preferred and Common Units, page F-24

Securities, page F-24

31. Please describe to us, in detail, the objective evidence that supports your determination of the fair value of the preferred and common units that were issued on April 13 and July 25, 2006. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Also, please tell us whether the third-party valuation was contemporaneous or retrospective.

32. Reconcile and explain the differences between the fair values of the equity units at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your stock units up to the filing of the registration statement.

33. It appears to us that you have only issued equity instruments to employees that could result in stock-based compensation prior to the acquisition and on April 13 and July 25, 2006. If our understanding is not correct, or if you have issued such instruments subsequent to your last filing, please provide the information requested in the two preceding comments related to the additional grants.

34. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.

Note 15. Contractual Commitments, Contingencies, and Off-Balance-Sheet Arrangements, page F-34

35. We note that you are involved in various disputes and at least one class action lawsuit. Please explain to us how you concluded that specific disclosures related to any of these matters were not necessary under the provisions of SFAS 5.

Note 16. Segment and Geographic Information, page F-35

36. Please tell us what consideration you have given to providing the disclosures required by paragraph 37 of SFAS 131. In this regard, we note that your disclosure on page 59 appears to indicate that you have five product categories.

Part II – Information Not Required in Prospectus

Exhibits

Exhibits 10.10 and 10.11

37. Both exhibits make reference to A and B Exhibits, which do not appear attached to the agreements, as indicated therein. Please advise.

38. Please file the operating exhibit of the LLC pursuant to Item 601 of Regulation S-K.

Signatures

39. Please refer to Rule 438 of Regulation C and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to include this information.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3459 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Dennis Myers
       Kirkland & Ellis LLP
       by facsimile at 312-861-2200